SEC EDGAR Submission Header Summary

Submission Type	8-K
Exchange	NYSE
Sub Filer Id	0000018926
Sub Filer Ccc	xxxxxxxx
Contact Name	kathryn.taylor@centurytel.com
Contact Phone Number	318-388-9196
Item Ids	1.01
Reporting Period	12-20-2005
Global Enclosed File Count	2
Internet Address	kathryn.taylor@centurytel.com

Documents

8-K	form_8-k.htm
	CenturyTel Form 8-K 12/20/05
8-K	submissionpdf.pdf
	CenturyTel 8-k 12/20/05 pdf doc.

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubContact_contactName_">
      <value>kathryn.taylor@centurytel.com</value>
    </field>
    <field sid="SubContact_contactPhoneNumber_">
      <value>318-388-9196</value>
    </field>
    <field sid="SubFiler_filerId_">
      <value>0000018926</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>xxxxxxxx</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>1.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>12-20-2005</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>2</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>form_8-k.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>CenturyTel Form 8-K 12/20/05</value>
    </field>
    <data sid="data1">
      <filename>form_8-k.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>submissionpdf.pdf</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>CenturyTel 8-k 12/20/05 pdf doc.</value>
    </field>
    <data sid="data2">
      <filename>submissionpdf.pdf</filename>
      <mimedata>
      </mimedata>
    </data>
  </page>
  <page sid="PAGE3">
    <field sid="SubInternet_internetAddress_">
      <value>kathryn.taylor@centurytel.com</value>
    </field>
    <check sid="SubFlag_overrideInternetFlag_">
      <value>off</value>
    </check>
  </page>
  <page sid="PAGE4">
  </page>
  <page sid="PAGE6">
  </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

December 20, 2005
(December 14, 2005)

CenturyTel, Inc.

(Exact name of registrant as specified in its charter)

Louisiana	1-7784	72-0651161
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 CenturyTel Drive, Monroe, Louisiana 71203
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (318) 388-9000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240. 14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry Into a Material Definitive Agreement

On December 14, 2005, the Compensation Committee of the Board of Directors of CenturyTel, Inc. (the "Company") approved accelerating the vesting of all unvested stock options outstanding (which as of December 14, 2005 totaled 1,474,571) under the Company's management incentive compensation plans, effective as of December 31, 2005. The options are held by executive officers, officers and employees and have a range of exercise prices between $26.51 and $35.79 per share and a weighted average exercise price of $30.68 per share. The closing price per share of the Company's common stock on December 14, 2005 was $34.25. All other terms of the options remained unchanged.

The Committee accelerated the vesting period to eliminate the Company's recognition of compensation expense associated with these options under Statement of Financial Accounting Standards No. 123 (R), Share-Based Payment, which will apply to the Company beginning in the first quarter of 2006. The Company's aggregate pre-tax compensation expense that will be avoided is approximately $4.9 million, of which approximately $4.1 million would have been recognized in 2006. The Company will recognize additional pre-tax compensation expense in the fourth quarter of 2005 as a result of accelerating the vesting of these options; however, such amount is expected to be less than $300,000.

Of the total number of options accelerated, executive officers of the Company hold options to purchase an aggregate of 709,646 shares of common stock. In order to offset unintended personal benefit to the executive officers, shares of the Company's common stock received upon exercise of an accelerated option by an executive officer may not be sold or otherwise transferred prior to the expiration of the option's original vesting period. The following table sets forth the grant date, the number of options accelerated and the exercise prices of each such option held by the Company's executive officers.

Executive Officer	Position	Grant Date	Number of Options Accelerated	Option Exercise Price
Glen F. Post, III	Chairman of the Board and Chief Executive Officer	February 2003	106,664	$27.48
		February 2004	53,332	28.34
		February 2005	133,332	33.40
Karen Puckett	President and Chief Operating Officer	February 2003	49,999	27.48
		February 2004	24,999	28.34

		February 2005	49,999	33.40
R. Stewart Ewing, Jr.	Executive Vice President	February 2003	26,999	27.48
	and Chief Financial Officer	February 2004	20,832	28.34
		February 2005	41,666	33.40
David D. Cole	Senior Vice President -	February 2003	26,999	27.48
	Operations Support	February 2004	13,499	28.34
		February 2005	26,999	33.40
Stacey W. Goff	Senior Vice President,	March 2003	9,666	26.95
	General Counsel and Secretary	August 2003	16,666	34.20
		February 2004	13,499	28.34
		February 2005	26,999	33.40
Michael Maslowski	Senior Vice President and	February 2003	26,999	27.48
	Chief Information Officer	February 2004	13,499	28.34
		February 2005	26,999	33.40

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CenturyTel, Inc.

Date: December 20, 2005

/s/ Neil A. Sweasy
Neil A. Sweasy
Vice President and Controller
(Principal Accounting Officer)